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                                                                     Exhibit 19


Butler
Manufacturing
Company
SECOND
QUARTER
REPORT 1996
Six Months Ended
June 30, 1996
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Second quarter profitability for most Butler businesses was about as we anticipated. However, one-time costs to address problems on two jobs in our construction services subsidiary were the primary factor that resulted in 1996 second quarter earnings being lower than a year ago.

Quarterly net income of $5.8 million was down slightly from the $6.2 million earned in the second quarter of 1995. Earnings per share of $.75 this year compared with $.81 per share in the second quarter last year. Second quarter 1996 sales of $193 million were down 6% from a year ago.

For the first six months of this year, sales of $369 million were 8% below last year. Year-to-date earnings of $9.1 million, or $1.18 per share, compared with earnings of $9.8 million, or $1.29 per share, for the first half of 1995.

Our construction services business continues to perform well, and the unanticipated costs that impacted the second quarter were incurred to assure customer satisfaction on projects where subcontractors failed to meet their commitments. Sufficient reserves have been established to fully provide for completion of these two contracts.

In our Building Systems group, the U.S. metal buildings business achieved six month sales and earnings very close to the robust level of a year ago. Their second quarter orders were particularly strong, and their backlog is up about 5% from last year. Lester wood frame buildings had a loss for the first half because of severe winter and early spring weather in their predominate market areas. Recent acceleration of their order rate has been encouraging. Butler Real Estate had lower first half earnings this year, but, as evidenced by "Real estate developments in progress" on the June 30 balance sheet, their activity is at record levels, and they project excellent results in the second half as completed projects are sold to investors. Export activity remained strong in the first half, with higher earnings, and backlog about equal to last year.
The metal buildings plant under construction in Shanghai, China has been delayed somewhat because of our extremely wet job site, and production start-up is now scheduled for late this year. Butler Europe experienced a first half loss 50% lower than a year ago. Good progress is being made despite the weak European economy, and their backlog is up 28% from last year.

The Other Building Products group had somewhat lower earnings in the first half compared to their exceptional profitability in the first six months of 1995. Grain Systems' earnings were significantly higher this year. Vistawall Architectural Products' earnings, while satisfactory, were down from the record level of 1995. Both businesses currently have backlogs more than 30% higher than a year ago.


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First half progress of Advanced Building Systems, our modular restaurant joint venture with McDonald's, was somewhat slower than scheduled. It is now moving rapidly toward achieving its full capacity objective, which should be attained during the third quarter.

We recently announced that Butler has established a wholly-owned subsidiary to market, design, and manufacture metal building systems and provide construction services in South America. We will be investing about $4 million in facilities and equipment to be located near Belo Horizonte, Brazil. Manufacturing operations will be conducted through a strategic alliance with Usiminas Mechanica S.A., a steel fabricating subsidiary of a large Brazilian integrated steel producer. Butler has previously established a solid customer base in South America. By investing in that market we will greatly enhance our cost and service performance compared to what we could accomplish by importing.

We also recently announced the addition to Butler's Board of Directors of Robert J. Novello. Mr. Novello is Chairman and Chief Executive Officer of Copeland Corporation, a world leader in the manufacture of compressors for air conditioning and refrigeration equipment. Copeland is a wholly-owned subsidiary of Emerson Electric Co., and Mr. Novello is also Executive Vice President of Emerson. We value the broad business experience, including directing extensive international operations, that he brings to our Board.

At the end of the quarter, Butler's total backlog of $285 million was up 6% from a year ago. Most all of the increase was in higher margin products rather than construction services.

Based on our results for the first half of the year, and our momentum moving into the seasonally strongest months, we believe 1996 will be another good year for your company. Equally as important, it will be a year of major investments in the United States and internationally to sustain our success in the future.

                                     Cordially yours,

                                     /s/ Robert H. West

                                     Robert H. West
                                     Chairman and
                                     Chief Executive Officer

                                     July 15, 1996
                                     Butler Manufacturing Company